UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2015
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached is a Notice to Shareholders in connection with the upcoming Annual General Meeting of Shareholders to be held on October 29, 2015 (i) correcting a typographical error in the proxy statement and (ii) reflecting the fact that, due to technical issues relating to filings with the Israeli Securities Authority by dual listed companies, shareholders who hold shares through members of the Tel Aviv Stock Exchange will be unable to vote electronically via the electronic voting system of the Israel Securities Authority.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 23, 2014 (Registration No. 333- 193503).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: October 14, 2015	By:	/s/ Dror Ben-Asher

Dror Ben-Asher
Chief Executive Officer

NOTICE TO THE SHAREHOLDERS OF REDHILL BIOPHARMA LTD.

The Notice and the Proxy Statement for the Annual General Meeting of Shareholders of Redhill Biopharma Ltd. to be held on October 29, 2015 are hereby amended as follows:

•	The section in the Proxy Statement titled "Shareholders Entitled to Vote" contained a typographical error with respect to the record date and is hereby replaced in its entirety to read as follows:

"Only shareholders and ADS holders of record at the close of business on September 25, 2015 (the "Record Date"), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on September 25, 2015, the Company had outstanding 127,029,294 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting".

•	The last paragraph in the Notice of Annual General Meeting of Shareholders and the second paragraph under the section heading "Proxies" in the Proxy Statement are hereby amended by deleting the following sentence:

"Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares".